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                           November 25, 2020

       David Baszucki
       President and Chief Executive Officer
       Roblox Corporation
       970 Park Place
       San Mateo, California 94403

                                                        Re: Roblox Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed November 19,
2020
                                                            File No. 333-250204

       Dear Mr. Baszucki:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2020 letter.

       Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. You state in your response to prior comment 8 that management's focus is primarily on the growth and
engagement of your users. Considering a substantial majority of your revenue is dependent
upon users becoming paying users, please explain further why paying users is not a
key metric in managing your business. At a minimum, revise your disclosures here to
balance your discussion of DAUs with information regarding the number of daily paying
users for each period presented.
 David Baszucki
FirstName LastNameDavid Baszucki
Roblox Corporation
Comapany 25,
November  NameRoblox
              2020     Corporation
November
Page 2    25, 2020 Page 2
FirstName LastName
Our Developers and Creators, page 4

2. You refer to the number of developers and creators that earned Robux on the Roblox
         Platform. You also indicate that developers and creators can convert earned Robux into real-world currency. Please revise to describe how you define "earned Robux" and clarify whether the 960,000 of developers and creators referenced here all earned Robux that can be converted into real-world currency. To the extent developers and creators earn Robux that are not convertible into real-world currency, tell us the number of such developers and revise to explain how amounts paid to such developers and creators impact your results of operations.
Dilution, page 75

3. It appears from your response to prior comment 4 that you have included deferred costs in both your historical and pro forma net tangible book value calculations. Tell us how you determined that deferred contract costs are tangible assets for purposes of your dilution calculation, or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 84

4.       We note you removed the measures of adjusted EBITDA and adjusted
EBITDA as a
         percentage of bookings in response to prior comment 5; however, it appears that you have replaced such information with the chart on page 87. Please explain further how you determined the amounts for each of the cost components used in such chart and explain how these compare to the total operating costs included in your financial statements. In this regard, you state that each of the categories is exclusive of depreciation and stock-
         based compensation and yet the total of the costs components included in the chart exceeds total operating expenses for each period presented. Please explain. Also, revise your discussion of the individual costs to provide the amount of such costs for each period presented.
Key Factors Affecting Our Performance, page 90

5. Please revise your chart at the top of page 92 to clearly label the age groups presented by each of the three corresponding colors.
6. Please revise your description of the User Cohort Analysis charts on page 94 to clearly explain what data is reflected in the charts, how it is calculated, and what the charts demonstrate.
Comparison of the nine months ended September 30, 2019 and 2020
Revenue, page 101

7. In your response to prior comment 8, you indicate that you will disclose the percentage of the increase in your revenue attributable to new paying users versus existing paying users.
 David Baszucki
Roblox Corporation
November 25, 2020
Page 3
         It does not appear, however, that you have provided this information. Please revise to include this data.
Note 1 - Overview and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

8. We note your response to prior comment 15. Please provide us with a specific and comprehensive analysis of how you considered ASC 606-10-25-21 in determining that the virtual currency, virtual goods and hosting services could be combined.
9. In your response to prior comment 15 you indicate that the time between the purchase of virtual currency and the conversion of that currency into virtual goods is very short, usually occurring on the same day. Please revise your disclosures to incorporate this information.
10. In your response to prior comment 16 you indicate that the payment processors do not track data associated with the conversion of the virtual currency into virtual goods. Please explain further the role of the payment processor as it relates to the conversion of virtual currency. In this regard, it would appear that a user purchases the currency through a payment processor but separately converts the currency into a virtual good within the company's platform. Also, please explain further why you are unable to track whether a user purchases consumable or durable virtual goods and tell us what information you are able to obtain from your system. In your response, explain why you have not yet developed your systems to track such information. Finally, tell us how you know what amount to pay your developers and creators given your apparent system limitations.
11. You state in your response to prior comment 16 that virtual goods are "generally"
         purchased and used across "most experiences" on your platform. Please describe for us, and provide examples of, those goods that can be used across all experiences versus those that are limited to certain games. Also, specifically quantify for us the extent to which virtual goods are used across multiple games and if and how this might change. Finally please further discuss why you believe it is appropriate to recognize virtual goods that are used in just one game or only in games created by the same developer on a gross basis.
Developer Exchange Fees, page F-14

12. We note your response to prior comment 20. Please tell us how you account for situations in which a developer or creator is not permitted to exchange Robux for real world currency.
Note 14 - Subsequent Events, page F-34

13.    Please
FirstName      revise to disclose
            LastNameDavid         the value of the RSUs granted in November
2020 as well as the
                              Baszucki
       related unrecognized compensation expense. Refer to ASC 855-10-50-2(b). Also, revise to
Comapany NameRoblox Corporation
       describe the type of liquidity events that will satisfy the performance conditions for these
November    25, 2020 Page 3
       awards.
FirstName LastName
 David Baszucki
FirstName LastNameDavid Baszucki
Roblox Corporation
Comapany 25,
November  NameRoblox
              2020     Corporation
November
Page 4    25, 2020 Page 4
FirstName LastName
General

14. We have received your supplemental submission dated November 12, 2020 in which you provide your analysis to support your belief that Robux digital currency is not a security.
         We are reviewing your submission and will contact you if we have any comments.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology